Schedule B of Form SBSE-A

Applicant Name: BNP Paribas SA
Date: 10/26/2021
NFA No. : 0247694

Section I

UIC	Assigning Regulator
0247694	NFA

Briefly describe any other financial services industry-related, non-securities business in which the applicant is engaged
BNPP SA is a global banking and financial services company headquartered in Paris, France, that provides investment banking, asset management, and wealth management services for private, corporate, and institutional clients worldwide. It also operates with domestic Retail Banking markets in Europe, covering France, Belgium, Italy and Luxembourg, as well as in the Americas and APAC region. BNPP SA has been provisionally registered with the Commodity Futures Trading Commission as a swap dealer since December 31, 2012. BNPP SA provides retail banking networks and specialized financial services, along with cash management, trade finance and factoring services. BNPP SA's Corporate Banking group provides the following products and services to Corporate clients, globally: (i) debt financing solutions; and (ii) transaction banking solutions. BNPP SA also conducts transactions in Equity Derivatives (which, for purposes of this summary of non-securities business, would not include notes, warrants, etc.), Prime Services & Financing (which, for purposes of this summary of non-securities business, would exclude stock loans), Primary and Credit Markets, G10 Rates, Commodity Derivatives, and FXLM.

Section II

Item 13B

Firm or Organization Name	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if Any)	Business Address	Effective Date	Termination Date	Briefly describe the nature of the arrangement with respect to the nature of the execution, trading, custody, clearing or settlement arrangement
ICE CLEAR EUROPE LIMITED**	Reg ID 6219884	60 Chiswell Street London EC1Y 4S	10/25/2013	N/A	Provides clearing services for both Swaps and Security-Based Swaps
CHICAGO MERCANTILE EXCHANGE**	NFA: 0174773	20 South Wacker Drive Chicago, IL 60606	10/25/2013	N/A	Provides clearing services for Swaps
ICE CLEAR CREDIT**	CIK: 0001559962	353 North Clark Street, Suite 310D Chicago, IL 60654	10/25/2013	N/A	Provides clearing services for both Swaps and Security-Based Swaps

LCH SA**		18 rue du Quatre Septembre Paris, France 750002	10/25/2013	N/A	Provides clearing services for both Swaps and Security-Based Swaps
LCH LTD		Aldgate House, Aldgate High Street, London EC3N 1EA, UK	10/25/2013	N/A	Provides clearing services for Swaps
EUREX CLEARING AG		Mergenthalerallee 61 65760 Eschborn Federal Republic of Germany	01/01/2018	N/A	Provides clearing services for Swaps

Item 14

Aschenbroich, Jacques Andre**	0505827	43 rue Bayen 75017 PARIS, FRANCE	05/23/2017	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Bonnafé, Jean-Laurent**	0452368	3, rue d'Antin 75002 PARIS FRANCE	05/12/2010	N/A	Director & Chief Executive Officer
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Brisac, Juliette**		167 quai de la bataille de Stalingrad 92867 Issy les Moulineaux Cedex FRANCE	05/18/2021	N/A	Director & COO BNP Paribas Real Estate
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Cohen, Monique**	0486331	1, rue Paul-Cézanne 75008 PARIS FRANCE	05/14/2014	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			

De Chalendar, Pierre Andre	0452428	Les Miroirs 92096 LA DÉFENSE CEDEX FRANCE	05/23/20 12	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
De Ploey, Wouter	0498422	Leopoldstraat 26 B-2000 ANTWERPEN/ANVERS BELGIUM	05/26/20 16	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Epaillard, Huges Gille Eric	0514354	83, La Canebière 13001 MARSEILLE	02/16/20 18	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Gerardin, Yann		3, rue d'Antin 75002 Paris, FRANCE	05/18/20 21	N/A	Chief Operating Officer for CIB
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Gibson-Brandon, Rajna	0519308	40, Boulevard Pont d'Arve CH-1211 GENEVA 4 SWITZERLAND	11/28/20 18	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Guillou, Marion	0464903	42, rue Scheffer 75116 PARIS FRANCE	05/15/20 13	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Laborde, Thierry		3, rue d'Antin 75002 Paris, FRANCE	05/18/20 21	N/A	Chief Operating Officer for Retail Banking

		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Lemierre, Jean	0484474	3, rue d'Antin 75002 PARIS, FRANCE	05/13/20 15	N/A	Chairman of the Board of directors of BNP Paribas
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Machenil, Lars Antoon	0452379	3, rue d'Antin 75002 PARIS, FRANCE	03/01/20 12	N/A	Chief Financial Officer
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Noyer, Christian		9, rue de Valois 75001 Paris FRANCE	05/18/20 21	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Schwarzer, Daniela	0478488	Rauchstrasse 17-18 10787 BERLIN GERMANY	05/14/20 14	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Tilmant, Michel J	0452421	Rue du Moulin 10 B-1310 LA HULPE BELGIUM	05/12/20 10	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			
Verrier, Sandrine Ameline Marie	0486486	150, rue du Faubourg Poissonnière 75450 PARIS CEDEX 09 FRANCE	02/16/20 15	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			

Wicker Miurin, Jane Fields	0452431	11-13 Worple Way RICHMOND-UPON-THAMES SURREY TW10 6DG UNITED KINGDOM	05/11/20 11	N/A	Director
		Description of prior investment-related experience: All persons listed in response to Question 14 have, or will be, registered with the NFA. All employment history that is responsive to this request is included as part of that NFA registration process.			

**Submitted via EDGAR